July 14, 2015

United States Securities and Exchange Commission
Washington DC 20549

Dear Sirs

Re: Golden River Resources Corporation
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed November 28, 2014
File No. 000-16097

The Company acknowledges that

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully

s/s PJ Lee

PETER LEE
Director, Chief Financial Officer
& Secretary